SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For March 12, 2004

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 12, 2004 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is the financial statement of MetroGAS S.A. (the "Company") for the period ended December 31, 2003 and hereby incorporated by reference into the Company's Solicitation Statement dated November 7, 2003	4

EXHIBIT A

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

INDEX

Annual Report

Report of Independent Accountants

Balance Sheets

Statements of Operations

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, B, C, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company's bylaws, we submit for your consideration the documentation related to the Company's financial statements for the twelfth fiscal year, ended on December 31, 2003.

MACROECONOMIC CONTEXT

Year 2003 showed a slight reactivation of the economic activity that started in the last months of 2002, once the worst moments of the crisis triggered in late December 2001 were overcome. However, the stabilisation and economic recovery did not entail significant improvement in relative price distortions resulting from devaluation and pesification. From a political point of view, stabilisation was reached in the last months of Eduardo Duhalde's administration, and was consolidated when Néstor Kirchner took over after the presidential elections in May 2003.

The economic cycle was activated in three ways. At first place, once the standstill was overcome, with a deep change in relative prices even with withholdings, there was a natural rebound in monetisation and economic activity. At second place, the strong increase in international prices (cereals and soybean, especially) with a very high actual rate of exchange, generated a strong surplus in the dollar exchange market and improved the tax cash flow in pesos. Finally, the International Monetary Fund ("IMF") refinanced debt maturities of Argentina without further conditions.

As to taxes, the National Government met the primary surplus goals agreed with the IMF. With a total income of the order of $ 76,000 million and primary expenses of $ 68,000 million, the primary result obtained was of $ 8,000 million, equivalent to 2.2% of the 2003 Gross Domestic Product ("GDP") (the commitment with IMF was a $ 7,790 million primary result). Collections were quite above expectations and the Government applied these funds to pay tax debts (VAT reimbursement and convergence factor), moved forward the retirement benefits and public salary payments and granted a complementary salary to beneficiaries of the Head of Household Programme and invest the remaining amounts in public works. Tax collection was $ 71,000 million ($ 9,000 million of which correspond to export withholdings) which accounts for a 42.3% annual increase against 2002.

As at September 30, 2003, GDP showed a 7.7% positive evolution compared with the same period of the previous year. On the other hand, the unemployment rate went down to 16.3% in the third quarter of 2003 compared to 20.8% in the fourth quarter of 2002.

The inflation rate, measured by the wholesale internal price index ("IPIM") in 2003 was 1.9%, significantly lower to the rate in the previous year, which was 118.7%.

At financial markets, the Merval Index closed at 1,072 that is with a 104% increase compared to the 2002 close. The rate of exchange closed at $ 2.935 per US Dollar, which shows a 13% increase of the peso against the 2002 close ($ 3.37 per US Dollar).

Due to the post-crisis economic stabilisation, reactivation and a favourable economic cycle, the renegotiation of the defaulted public debt, the regularisation of the bank system and the normalisation of the legal framework of the utility concession or license agreements have been postponed, challenges the government will still have to face.

LICENSE CONTRACT RENEGOTIATION

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") affected the legal background valid for concession or license contracts of utility services.

The main provisions of the Law that have an impact on the original contract entered into with the Federal Government and which modify express provisions of Law 24,076 (the "Gas Law") are the following: "pesification" of tariffs originally fixed in convertible dollars at the exchange rate set forth in the Convertibility Law (Law No. 23,928) and the prohibition of tariff adjustments based on any foreign indexes, thereby preventing application of the international index specified in the Regulatory Framework (US Producer Price Index -PPI-), and the Government's unilateral decision of renegotiating the license granted to the Company in 1992.

Moreover, the above-mentioned law established the beginning of a renegotiation process of utility contracts granted by the National Executive Power ("PEN") while establishing that utilities should go on complying with all their obligations. The process began during the first quarter of 2002. To this end, on February 12, 2002 the National Executive Power issued Executive Order No. 293 through which said renegotiation was entrusted to the Ministry of Economy, and on February 22, 2002, Executive Order No. 370 was passed, which appointed the participants of the Committee for Contract Renegotiation of Public Works and Services (CRC).

On January 24, 2003, under the agenda of Phase III of the renegotiation process, MetroGAS submitted an update of its presentations to CRC. Furthermore, on that same date, CRC released its final report for the energy sector, as a conclusion of Phase II, which highlighted that the gas area posed no problems as to the execution of license contracts and compliance of conditions and committed obligations.

As a consequence of adverse court resolutions that prevented during 2002 the partial adjustment of utility rates, in January 2003, Executive Order No. 120/03 established that PEN could, temporarily and until the conclusion of the contract and license renegotiation process provided for in sections 8 and 9 of the Emergency Law, establish tariff revisions, adjustments or modifications for those contracts in order to ensure security, safety and quality of service to customers.

Furthermore, through Executive Order No. 146/03, PEN provided for a "temporary" rate increase for electricity and gas services as of the publication date and the creation of a "social rate". Increase percentages and beneficiaries of the "social rate" were similar to those included in Executive Order No. 2437/02, whose application had been suspended late in 2002 by a court order.

Consumer Associations, Ombudsmen and other entities requested to the courts the suspension of the rate increase set forth in Executive Order No. 146/03 and the unconstitutionality of Executive Order No. 120/03. On February 27, 2003, the courts admitted the requested injunctions and ordered suspension of the effects and the application of Executive Orders No. 120/03 and No. 146/03 until a final ruling is issued.

As from March 2003, with the beginning of the campaign for elections to be held on April 27, 2003, contacts with various government agencies were significantly reduced, and both the Government and the company limited their action to the formal safeguard of the rights of both parties.

On March 12, 2003 a note about the extension of deadlines and the postponement of the renegotiation process was sent to the Ministry of Economy. The Minister responded on 18 March 2003, highlighting PEN efforts - which were not effective due to judicial involvement - and requested information on all actions taken by MetroGAS, particularly in courts, to support the effectiveness of PEN measures. On April 1, 2003 MetroGAS answered the Minister's request and repeated the terms of the note dated March 12, 2003.

On the other hand, on May 23, 2003, MetroGAS sent a note to the Economy Minister with a description of the chronology of events, MetroGAS compliance with requirements and urgent issues related to the renegotiation. This note summarised all events in the process up to that time to be considered by the authorities appointed by President Néstor Kirchner.

Through Executive Order No. 311 dated July 3, 2003, PEN created the "Unit for the Renegotiation and Analysis of Utility Contracts" (UNIREN), with the objective of providing advice on the renegotiation process of 61 public works and services contracts, and develop a common regulatory framework for all utilities. This unit is presided over by the Federal Planning, Public Investment and Service Minister and the Economy and Production Minister, and it continues the contract renegotiation process developed by the previous Contract Renegotiation Committee, and takes on all issues in progress. On July 11, 2003 both ministers issued Join Resolution No. 118/03 and No. 25/03 appointing Mr. Jorge Gustavo Simeonoff - who had held that post in CRC - as Executive Secretary for UNIREN. Although the executive order does not specify deadlines, several government officials have announced that the process would last 18 months.

Among the first measures of the new administration is the extension of the renegotiation process. A bill was therefore presented to the National Congress, which was approved after several months of debate at a commission level.

On October 22, 2003, the Official Gazette published Law No. 25,790 which provided the extension until December 31, 2004 of the deadline for the renegotiation of contracts established by Section 9 of the Emergency Law. The new law also established that the powers of regulators on contract revisions, tariff adjustments and modifications provided for in the relevant regulatory frameworks, can be exercised provided they are consistent with the development of the renegotiation process undertaken by PEN under Section 9 of the Emergency Law.

On October 14, 2003 UNIREN called a meeting for November 26, 2003 with the objective of agreeing on a work and meeting schedule to analyse the different aspects of the renegotiation of the Distribution License. Despite requests by MetroGAS and the other licensees of moving the meeting forward, the Government did not accept the proposal.

On November 26, 2003 the meeting took place with the participation of representatives of all the Distributors and Transporters, Energy Secretariat, Legal and Technical Secretarial of the Ministry of Economy and Renegotiation Unit. The meeting formally re-launched the contract renegotiation process and a copy of the "Guidelines for Renegotiation", including a "Tentative Agenda" and "Schedule of Activities" was handed out to participants. Furthermore, periodic meetings of the technical teams of UNIREN were scheduled with each Licensee to define the agenda and schedule of activities.

The delay in the application of measures to improve the generation of funds in the company to proceed during the emergency prevented both the reorganization of the License or the establishment of its economic and financial balance and the compensation and repair of the damage caused to the Licensee and its investors. Moreover, during these first months of the government that took office on May 25, 2003, there was no significant progress in the renegotiation process.

New regulations

In mid-February 2004 the Executive Power issued two Executive Orders which provisions could influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 establishes an investment scheme for basic gas infrastructure works and creates the Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enables the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly because distributors will no longer be able to supply them. Furthermore, the Order divides "residential" customers in three categories according to consumption. The implications of these Orders for the company cannot yet be established since in order to become effective they have to be further regulated, in this case by energy authorities.

RESTRUCTURING OF THE FINANCIAL DEBT

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of the Company. Thus the decision was made on March 25, 2002, to suspend payment of principal and interest on the whole financial debt. From then on, MetroGAS focused on the efficient management of the cash flow to ensure the public service legally awarded under the license. At the same time the Company maintained a fluent communication with all creditors while it hoped to have the conditions necessary to make a reasonable and fair proposal to refinance the financial debt.

The main objective of the restructuring process is to modify certain terms and conditions included in the loan and negotiable obligations agreements, by adjusting interest rates and the amortisation period so as to align the cash flow required for repayment of the indebtedness with debt service capacity.

On November 7, 2003, MetroGAS publicly announced a restructuring proposal and made a solicitation of consents of its financial creditors under the terms of an "Acuerdo Preventivo Extrajudicial " ("APE"), or out-of -court reorganisation agreement. This agreement introduced by Argentine Law requires the approval of a majority of creditors that represent two thirds of the capital to be approved by the Courts.

The proposal presented by MetroGAS basically offers its financial creditors two options:

  Cash Option: The Company offers to buy cash no more than US$ 100.0 million aggregate principal amount, at a price of $ 0.50 per $ 1 principal amount of such debt (with the same proportion for the different currencies in which the debt is denominated: pesos, dollars and euros);

  Modification Option: This proposal basically increases the principal amount, by adding Capitalised Interest at 2.5% per annum from the date on which interest was last paid, modifies the final maturity date extending it to 9 years from the Settlement Date of APE and modifies interest rates and depreciation conditions.

Terms and conditions of MetroGAS proposal are the following:

Term	9 years
Depreciation	4% on the second anniversary, 5% on the third anniversary, 6% on the fourth anniversary, 7% on the fifth and sixth anniversaries and 8% on the seventh and eighth anniversaries
Interest Rate

3% per annum from the Settlement Date until the second anniversary, 4% from the second to the fourth anniversaries, 5% from the fourth to the sixth anniversaries and 6% from the sixth anniversary to the date of payment in full

Cash Sweep	50% of surplus funds
Currency	Paid in original currency except for the bank debt in pesos

In general terms the proposal avoids reducing principal amount to creditors who choose the Modification Option, reduces the Company's refinancing risk and enables the company to share with creditors the benefits of a possible improvement in the Company's financial conditions. Court Approval of the APE means that its terms will be legally binding to all MetroGAS financial creditors, even if they have not been previously consulted.

The original expiration date of the APE Solicitation took place on December 10, 2003. The Company may extend this period several times. At the time this Annual Report and Balance Sheet was issued, there have been favourable votes of about US$ 107.7 million, i.e. 24% of the principal amount as at December 31, 2003.

The Company is engaging in conversations with its main creditors in order to restructure its financial debt, and align its future financial commitments to the expected generation of funds.

COMPANY PROFILE

MetroGAS is the largest gas distribution Company in Argentina in terms of distributed gas volumes and number of customers. The Company distributes approximately 23.4% (*) of the total natural gas supplied by the nine distribution companies licensed after the privatisation of Gas del Estado in late 1992 and currently has over 1.9 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

Natural gas consumption in Argentina has trebled since 1980. In that year, consumption was approximately 9.300 MMm3 million of cubic meters and in 2003 it increased to over 30.828 MMm3 million of cubic meters (*). This increase reflects energy substitution by end users, an abundant supply of natural gas; relatively low prices compared to other energy sources and increased capacity of major gas pipelines. The Company believes that the demand for natural gas will grow in proportion to the growth of Argentina's economy.

Furthermore, Argentina has an 121,000 (**)-kilometer-long network of mains and high-pressure pipelines with capacity for transporting approximately 115 MMm3/d of cubic meters per day. It should be noted that Latin American countries have begun to develop a pipeline network in order to meet growing demand in the region.

Argentina's proven gas reserves amount to 663.523 MMm3 of cubic meters (***), with 13 years supply guaranteed. Most of these reserves have been discovered as a result of oil exploration activities. There are 19 known sedimentary basins in the country, ten of which are fully on-shore; three are off-shore and six are both on- and off-shore. Production is concentrated in five basins: the Northwest basin in northern Argentina, the Neuquén and Cuyo basins in central Argentina and the Gulf of San Jorge and Austral basins in the south of Argentina. In 2003 (****), estimated annual production of natural gas reached almost 50.599 MMm3of cubic meters, mainly from the Neuquén basin. Approximately 67.3% of the gas purchased by MetroGAS during 2003 came from the Neuquén basin and the remaining 32.7% from the Austral and Gulf of San Jorge basins.

(*) According to the latest available information supplied by the National Gas Regulatory Authority (ENARGAS) - Report No. 39 - December 2003.

(**) According to the latest available information provided by ADIGAS.

(***) According to the latest available information supplied by the Secretariat of Energy - Reserves proved and to be proved of oil and natural gas dated December 2003.

(****) According to the latest available information supplied by the Energy and Mining Secretariat - December 2003 Monthly Bulletin.

DESCRIPTION OF OPERATIONS

Gas Supply and Transportation

Since 2002 and throughout most of 2003, MetroGAS negotiated with its two main gas suppliers (YPF and the consortium Total Austral, Pan American Energy and Wintershall Energía), in order to adjust contract volumes to customer demand. These negotiations concluded successfully in December 2003. This will prevent the Company from incurring in Take or Pay, that is, gas volumes that may not be recovered during the winter period. With this same objective, MetroGAS did not renew the gas contract with PetroBras in Santa Cruz at its expiration in April 2003.

The Emergency Law and its regulatory decrees include regulations on private contracts valid at the time this law became effective and entered into in foreign currency or with adjustment clauses in foreign currencies. The law provides for the translation into pesos of all obligations at $ 1 per US$ 1, plus the Benchmark Stabilisation Coefficient index ("CER"). Should the obligations become too burdensome and the parties be unable to reach agreement, the matter may be referred to court so that a fair value may be fixed. Obligations arising after the passage of the Law are not be subject to adjustment clauses.

MetroGAS natural gas purchase contracts have the above characteristics. Although negotiations with gas producers have begun, it is not yet possible to predict their outcome.

Firm transportation volumes contracted up to the Buenos Aires City Gate from June 2001 amounted to 22.4 MMm3/d. The firm transportation volume contracted up to Bahía Blanca, and used to recover heat value after obtaining by products, remains of 0.4 MMm3/d since June 2000.

MetroGAS contracts with gas transporters could be modified due to the provisions of the Emergency Law applicable to utility contracts, which include gas transportation, although the content of these provisions can not be estimated yet.

Customers and Market

The increase in the participation in the energy consumption matrix of MetroGAS customers (generation of electricity, industrial use of gas and the use of Compressed Natural Gas as public or particular vehicle fuel) is one of the Company's principal commercial goals.

Alined to the objectives set for this year, the Company could consolidate the relationship both with is Large Industrial Customers and in the market of Small and Medium Sized Companies and Commercial Customers. At the same time, market conditions and the evolution of the industrial activity prepared a suitable space for the increase of gas demand, essentially based on the reactivation of the idle capacity of existing customers, and developing actions to improve sale conditions in the Large Customer market.

The Company's economic results are very much influenced by weather conditions. The gas demand and, consequently, MetroGAS turnover and profits are considerably higher in winter (May to September).

A summary of the Profit and Loss Account of each of the quarters of the years ended on December 31, 2003 and 2002 is included below to reflect the seasonal variation of sales and MetroGAS annual profitability.
	2003 (thousand pesos) (*)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total Fiscal Year
Net sales	111,189	179,766	227,299	133,231	651,485
Gross profit	11,103	50,682	29,359	53,609	144,753
Operating (loss) income	(16,985)	23,836	(830)	23,951	29,972
Income (Loss) before tax	96,619	59,921	(80,555)	(40,324)	35,661
Net income (loss)	98,626	318	(68,866)	(40,324)	(10,246)

	2002 (thousand pesos) (*)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total Fiscal Year
Net sales	229,307	178,202	219,942	120,561	748,012
Gross profit	40,344	58,913	61,748	11,870	172,875
Operating (loss) income	(15,600)	19,340	17,662	(24,548)	(3,146)
(Loss) Income before tax	(1,662,651)	736,316	193,796	45,120	(687,419)
Net (loss) income	(1,080,493)	360,058	185,296	45,229	(489,910)

(*) Figures adjusted for inflation as of February 28, 2003.

As mentioned above, MetroGAS provides a distribution service to over 1.9 million customers in its service area, 66% of which are in the City of Buenos Aires.

Sales to residential customers in 2003 and 2002 totalled 26.6% and 30.1%, respectively, of the sales volume and approximately 59.0% and 60.7% of net turnover.

MetroGAS depends quite strongly on its sales to power plants to maintain a high utilization of its firm transportation capacity (Load Factor), particularly during the warmer months when residential consumption is reduced. MetroGAS' power plant customers hold 38.7% of the thermal wholesale electricity market in the country.

Since 1993, power plants have implemented an investment program, which involves the replacement of generating units by new combined-cycle technologies with a much lower generation cost.

Combined-cycle turbines have a lower specific demand for natural gas. The effect of the lower volume required by such customers will be offset by the increased level of activity of these plants, due to their greater energy-dispatching capacity as a result of lower marginal costs.

This is a major technological step in the power generation sector. Argentina thus becomes one of the countries with the lower electricity cost in the wholesale electricity market. It should be highlighted that Central Costanera, Central Puerto and Central Dock Sud plants, customers of the Company, are three of the electricity providers for the interconnection of the Argentine Network with the Brazilian Electric Network.

The following combined-cycle plants are operating within the Company's service area: Central Buenos Aires (since 1995), Central Costanera (since 1999), Central Puerto (since 1999) and Central Dock Sud (since March 2001). Moreover, A.E.S. Paraná launched its combined-cycle plant to the market during November 2001. MetroGAS provides transportation to the marketer serving the plant, thus improving utilization of its transportation capacity.

During 2003 the increase in the demand of electricity added to a reduction in rainfall levels increased gas consumption in thermoelectric power plants.

Gas sales and the transportation and distribution service to power plants in 2003 accounted for 42.0% of the delivered gas volume and for 36.4% in 2002. It is worth pointing out that in a highly competitive energy market, this figures represented 8.2% and 7.7% of net turnover for each year, respectively.

Gas sales and the transportation and distribution service to industrial and commercial customers and public entities accounted for approximately 20.1% and 21.1% of the Company's turnover and about 20.6% and 19.8% of net sales during 2003 and 2002, respectively.

All supply contracts with industrial customers which expired in 2003, and which accounted for about 96% of current agreements, were renewed during the year.

Co-generation at Shell refinery was put in place in July, with a significant increase in the total demands of the customer. Sale conditions, including gas supply and the transportation and distribution service were renegotiated.

Despite the promising scenario of all activities and actions carried out in order to present industrial and commercial customers with energy solutions based on gas, particularly distributed generation (power generation through gas) and fuel maker (use of CNG for forklifts), absence of suitable financing and the high price of the equipment, added to a high degree of uncertainty as to the possible variations in energy prices, prevented the materialization of the proposed initiatives.

The Compressed Natural Gas ("CNG") market represented about 9.6% and 9.1% of the Company's turnover and 10.2% and 9.1% of net sales during 2003 and 2002, respectively. Growth rates above historical averages were maintained during 2003. This was due to an important number of conversions of light-duty vehicles encouraged by the considerable price differential between CNG and liquid fuels.

MetroGAS accompanied the growth of the market by advising its customers and making available to them a service agreement with a network of installation shops and top quality conversion kits, which enabled customers to obtain the best integral solution for converting their cars to CNG.

Furthermore, during 2003 significant progress was made in the conversion to CNG of heavy-duty diesel vehicles. An important number of projects moved beyond the design stage, which allowed the Company to move forward with in-field prototype testing.

Several projects oriented to the conversion to CNG of diesel taxis were supported by focusing on old units which recovered competitiveness through the use of gas.

Two CNG-fueled "pilots" vehicles that MetroGAS and GasNor requested to "El Detalle" vehicle manufacturer with Cummins engine to be used for public transportation were successfully tested.

The past due accounts' level was influenced both by the economic and the social situation, which affected effictiveness in actions for supply interruption. The main actions to control past due accounts were focused on negotiation and flexibility to reach payment agreements with customers.

Operation of the Distribution System

The crisis broken out at the end of the year 2001 strongly conditioned the Company's operating activities.

Just like in 2002, MetroGAS was forced to suspend investment on expansion and reinforcement of the distribution system (K factor works). However, and as a result of the severe price modification of relative energy prices, the Company had to face a higher increase in demand which was reflected, among other aspects, in the laying of 17,395 new services (61% above the previous year) and in the control of the construction of third party works equivalent to 24.3 Km of mains (10% above the previous year).

Although the price scenario in 2003 was more stable than in 2002, efforts were made to prevent increases associated to the supply of material and services.

Moreover, completing the process started in 2002, several initiatives oriented to achieving a full utilisation of direct resources by replacing services traditionally outsourced were successfully implemented. To this end, direct technical personnel received training on regulator maintenance, maintenance and installation of industrial meters and repair of residential meters.

In 2003 MetroGAS had satisfactory technical indicators, despite the unfavourable framework of activities since the beginning of 2002 this performance was mostly possible due to the benefits of several investment made in previous years in the replacement of mains and services, regulation, mains reinforcement and cathodic protection, among others.

The combination of advanced technology implementation -as the profiling system at regulating stations- and of the above mentioned mains and service replacements, made the improvement in its operation performance possible keeping at the same time the supply pressure levels required. In this respect, and as another step in the permanent search for an improved operation and control of the system, the first stage in the Project for Telecontrol of the Profiling Units installed in regulators was put in place during the year 2003.

On the other hand, the development and implementation of risk models, applied to the Company's distribution system, helped support MetroGAS' maintenance strategy in the short term, and allowed a better prioritisation and optimisation of maintenance actions.

As for the corrective maintenance of the system, more than 4,400 residential services and 12,000 meters were replaced, among other actions devised to the short-term maintenance of the system.

Emergency attention registered 51,000 claims, about 10,640 of which were classified by the Company as high priority. They were all answered in situ within 2 hours and 98.3 % within the hour of the call, thus improving the 97.1% figure achieved in the previous year.

The field coordination and execution of over 285,000 cut-off and re-commissioning operations helped control the level of defaulted payments and illegal connections.

Unfortunately, operations, already altered by the described scenario, became even more complex due to the increase in physical insecurity and the theft of Company assets during street-works.

Finally, re-confirming MetroGAS' commitment with environmental and health care, the Company has obtained the ISO 14001 and OHSAS 18001 certifications for all the activities undertaken by the Operations Directorate and the Technical Training Centre.

Capital investment

In order to mitigate the impact of the crisis on MetroGAS' financial position, the Company has optimised its capital investment, reducing them to levels such that business continuity and supply of a safe service may be assured in the short term. The detailed information of these investments is included in Exhibit "A" of the financial statements.

The total amount of capital investment made by MetroGAS during its first eleven years of operation amounts to US$ 536 million approximately.

Customer Service

Year 2003 showed the achievement of stability parameters in the relationship with customers; therefore, MetroGAS focused on the following goals:

  Respond to an increasing demand of feasibility studies and dealings associated to new gas supplies, resulting from the positive gas rate differential compared to liquefied petroleum gas;

  Improve even more the attention of claims received by the Company, regardless of how they are received;

  Cooperate with Fundación MetroGAS in community-support and charitable campaigns through Commercial Offices, Call Centre and Internal Installation;

  Continue with actions to limit direct costs and supplier and contractor costs.

In this context, customer incorporations went up by 27% compared to 2002 and feasibility studies and inspection requests increased in average by 64% also compared to the previous year. This situation called for the strengthening of the customer care capacity of the relevant areas. The Call Centre received 80% more calls associated to internal installations.

With reference to claims, the coordinated and centralised work resulted in a 42% reduction in the number of claims received, as well as a 78% reduction in applicable claims over the total figure.

As to compliance of commercial quality indicators, MetroGAS fell within the limits established by ENARGAS for the 6 measured items, surpassing minimum quality levels.

In the area of solidarity actions in cooperation with Fundación MetroGAS, Customer Incorporation Dept. helped three public and free soup kitchens to have gas installed in their facilities. The entities are: Los Piletones de Margarita Barrientos, Church Nuestra Sra. del Rosario de San Nicolás in Monte Grande and Church El Olivar in Rafael Calzada. These actions fall within the policy of easy access to supply for Soup Kitchens, which covers installation costs, easy paperwork and reduced processing time scales. On the other hand, commercial offices helped sell contribution tickets for health institutions "Maternidad Sardá" and "Hospital Rivadavia". In both cases, the collection initially anticipated with these organisations was widely exceeded.

On the other hand, the Company is still working on obtaining more efficient costs. Within this issue fall re-negotiations of lease contracts of commercial offices and re-negotiation of prices of the printing and finishing service which resulted in a 10% reduction of prices as from November 2003.

Telephone collection through Pagophone was terminated, with the Call Centre providing the full service. Active campaigns to reduce defaulted payments were also developed, using the outgoing call facilities of the Call Centre.

On January 28, 2003, the new Centro Commercial Office opened, with a very modern and functional design. This office unified the service formerly provided by the old Centro Office and the Esmeralda Collection Office.

On the other hand, and as from November 2003, customer and installer attention has been centralised at the Barracas Office, modifying office layout and capacity.

Human Resources

Company headcount as at December 31, 2003 totals 987 employees. MetroGAS continued prioritising redistribution of functions, stability of personnel with seniority and a conservative handling of the budget.

In March 2003, a new Collective Bargaining Agreement was signed with Sindicato de Trabajadores de la Industria del Gas (No. 554/03 "E") which included the 12% increase to basic salaries of unionised personnel. This increase was extended to non-unionised employees after considering the variations in the cost of living and salary changes in the market. Furthermore, the Company complied with the payment of the tax-free amount established by Executive Order 392/03, which is obligatory for unionised personnel and which in fairness was extended to non-unionised staff.

Health plans are still effective both for unionised and non-unionised personnel, with significant efforts made to maintain medical service costs without deteriorating the level of the service.

Considering the macroeconomic situation of the country, the Company focused its actions on managing the variables to preserve the internal climate among its employees.

Thus work was carried out on risk analysis and the actions to mitigate risks. These conclusions were shared with the managerial team, requesting them to closely follow up employees' motivation.

In-company experts gave training courses to which personnel could freely register.

Under the same modality of training activities provided by internal instructors, it is worth mentioning the Operational Activities Programme for Emergency and Street-Works personnel, who updated their skills strongly emphasising the safe operation of the system. Activities included in-classroom and outdoor work with Supervisor participation.

The Coaching Programme of Directors, Managers and Heads of Department continued as a way to reinforce their leadership and team management abilities, including business analysis and improvement alternatives.

Finally, in the area of communication, integration and awareness, the Company continued with its traditional monthly Team Briefings, Fortnightly Breakfast Meetings of management and employees, and Temporary Assignments in Residential Customer Care.

The Personnel Recognition Programme, which rewards employees with outstanding performance was reviewed. Team Recognition and Special Awards to Retired Employees were incorporated.

In order to maintain the good attendance record of employees, briefings were organised with Heads of Departments and Supervisors about absenteeism and its implications, with a view to clearly defining rights and responsibilities included in the relevant procedure.

A corporate gym was opened as a space to improve and maintain employee good health. The gym is directed by experts and supervised by the medical service. Several prevention actions were also undertaken in the area of ergonomics, speech therapy and eating habits.

A special chapter on continuous improvement consisted of the achievement of the Certification of the Integral Health, Safety and Environment System under ISO 14001 and OHSAS 18001.

Within this context, Performance Guidelines were developed on Safety, Health and Environment as well as the management programmes and procedures requested by the above standards.

Once the standards were put in place, with the support of JMB consulting company, during December the international certifying association Det Norske Veritas performed an audit that obtained positive results. No "non-agreements" or significant observations were noted. The same association recommended the Certification Organisation in the Netherlands issue the certificates, one per certified standard.

Moreover, with a view to permanently improving safety performance, the First Health and Industrial Safety Survey was conducted. Some areas of improvement were identified and cross-departmental work teams were organised to propose and implement relevant actions.

These actions resulted in a higher employee participation in reporting near-misses, which, during the year, reached the record figure of 82 near-misses reported against an annual average of 30 near-misses.

With the above actions MetroGAS reinforces their commitment to the SH&E Policy and ensures a sound and consistent SH&E management focused on continuous improvement, which has obtained national and international recognition.

Relationship with the Regulatory Authority

On January 30, 2003 ENARGAS passed Resolutions No. 2,787 and No. 2,788 on new transportation and distribution rates, under the re-adjustment provided by Executive Orders No. 120/03 and No. 146/03.

On February 27, 2003 ENARGAS informed an injuction in the proceedings "User and Consumer Association et al v. Economy Ministry", which suspended the effects and application of the Executive Order 146/03 and therefore, the effects of resolutions No. 2,787 and No. 2,788. ENARGAS also instructed Licensees to reimburse billed differences by offsetting resulting amounts in the following bill.

In April 2003, when, under the Regulatory Framework tariff schedule for winter had to be submitted, MetroGAS informed the Company could not present it, although it reported the price of gas at the City Gate according to the quotes submitted by each producer. This caused an exchange of notes between MetroGAS and ENARGAS which ended with a note in which MetroGAS informed it had not agreed on the prices requested by producers, and that it had only paid them the value authorised by the Regulator to determine the final price of gas at the City Gate.

The Public Hearing to consider the seasonal adjustment for winter was called for June 3, 2003, but on May 29 ENARGAS informed it had been postponed until August.

Later on, through Notes dated August 14 and November 18, ENARGAS informed of new postponements and ordered tariff schedules effective at that time be temporarily maintained.

Five-Year Tariff Review

The Distribution License provides for a Tariff Review to be conducted every five years. The first Tariff Review established the tariff structure that would apply from January 1, 1998 to December 31, 2002 based on a calculation of the Efficiency Factor (Factor X) and of the Investment Factor (Factor K).

The Second Five-Year Tariff Review, that should define the tariff structure valid as from January 1, 2003, was in progress within the terms provided for in the Regulatory Framework, at the moment the Emergency Law was passed on January 6, 2002.

Finally, in a note dated February 8, 2002, ENARGAS declared the suspension of the terms fixed for the Second Five-Year Tariff Review until the renegotiation process provided for in Section 9 of the Emergency Law was conducted.

As to date, the moment in which the Five-Year Tariff Review will be re-initiated is unknown, which will further depend on the new conditions that may emerge from the Contract Renegotiation Process.

Institutional Relationship Management

The political scenario of the year introduced an important change: a new Government administration, led by Néstor Kirchner, who took over on May 25.

After two years of economic, financial and social ups and downs, the new political environment pointed to the way the re-negotiation of utility contracts would follow. In this respect, the new constitution of the Houses of Congress on December 10, 2003, opened the scope to foster institutional relationships between congressmen and the Company.

At the same time, Institutional Relationships Dept. actively issued messages among the various audiences (including both Government officials and Congressmen and opinion makers and journalists) that would help the Company to move forward with its operation. This task was complemented with actions from the "Asociación de Empresas de Servicios Públicos de Argentina" ("ADESPA") and from the "Asociación de Distribuidores de Gas" ("ADIGAS").

MetroGAS was introduced - through its corporate discourse - as a supplier of a basic product essential to the sustainable growth of Argentine economy, which has the opportunity of successfully inserting itself in the new economic paradigm, also acknowledging that for this growth to be sustained in the long term, clear signals of the recovery of relative prices are required to ensure the return on necessary future investment.

Evolution of the Company's image

Just as last year, the generalised perception of the community on utility performance had a negative impact on MetroGAS' image. Therefore, results of the opinion surveys conducted by Centro de Estudios Unión para la Nueva Mayoría, in October showed a slight drop. However, percentages of positive image obtained by MetroGAS have continued to be the highest among privatised companies: 75% in the Public Opinion poll and 78% among Opinion Leaders.

Community Action

During 2003 and through programmes developed by Fundación MetroGAS, the Company maintained a close relationship with the community in the areas of child health, culture and environmental protection.

Over six hundred students participated in the School Educational Orchards programme. Other programmes continued, such as training of young people to facilitate their insertion in the labour market, and training of firefighters, hospital paramedics and Civil Defence personnel.

Finally, the program "El Museo Quinquela visita a los niños" (Quinquela Museum visits children) continued during this year, as well as the donation of computer equipment to children hospitals and schools in the City of Buenos Aires and Buenos Aires Suburbs and the sponsorship of the Benito Quinquela Martín park.

Corporate Government

The Company is putting in place actions on Corporate Government required by all applicable national and foreign standards. Consequently, the Audit Committee Regulation was approved by the Board in May 2003, and the Board Regulations and the Policy on Effectiveness and Independence of External Auditors was approved in October 2003.

COMPOSITION OF THE CAPITAL STOCK

The Capital Stock as of December 31, 2003 consisted of 569,171,208 common shares of three classes: Class "A", Class "B" and Class "C", each having a par value of one peso and entitling holders to one vote per share.

Classes of outstanding shares	Subscribed, registered and paid-in capital Thousands of $

Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Capital stock as of December 31, 2003	569,171

All Class "A" shares, representing 51% of the Company's capital stock, are owned by Gas Argentino S.A. (GASA) and their transfer is subject to the approval of the regulatory authority.

Class "B" shares represent 39% of the Company's capital stock. Of such shares, 19% is owned by GASA since the privatization of Gas del Estado. The remaining 20% of Class B shares was sold by means of a public offering and is owned by approximately 980 investors.

Class "C" shares, which represent 10% of the capital stock, were earmarked at the time of privatization for the Employee Stock Ownership Plan (Programa de Propiedad Participada), to benefit the employees of Gas del Estado who were transferred to MetroGas, were working for the Company as at July 31, 1993, and who decided to participate in the PPP.

INCOME ALLOCATION PROPOSAL

The Company's Board of Directors suggests as follows:

Approval of Charges against 2003 Earnings:

Thousand $

Board of Directors' Fees 24

Company's Board of Directors proposes that Shareholders Meeting keep the net loss of the year ended on December 31, 2003, that amounted to $ 10,246 thousand as Non-Assigned Profit and Loss.

Due to the net loss as of December 31, 2003, and since there is no income from previous years, it is not possible to propose a distribution.

Acknowledgement

The Board of Directors would like to express its deep appreciation to the Company's personnel for its efforts and for the spirit of co-operation it showed in 2003, as well as to its customers, suppliers and financial creditors for their support and for their confidence in MetroGAS.

Buenos Aires, March 3, 2004

Vito Sergio Camporeale

Deputy President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have audited the balance sheets of MetroGAS S.A. as of December 31, 2003 and 2002, the related income statements, and the statements of changes in shareholders' equity and of cash flows for the years then ended, and the complementary notes 1 to 15 and exhibits A, B, C, E, F, G and H. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

  As mentioned in Note 3., as from the current year the Company has adopted new valuation and disclosure accounting standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, which has implied the recognition of adjustments to prior years' results, reclassification and adaptation of comparative information.

  The Company has prepared the financial statements applying valuation and disclosure criteria established by the National Securities Commission which, as explained in Notes 3.2.e) and 3.1., differ in certain respects from applicable accounting standards in effect in the Autonomous City of Buenos Aires, especially as regards the treatment of assets and liabilities generated by application of the deferred income tax method and recognition of the effects of inflation at September 30, 2003. The effect on the financial statements derived from the different valuation criteria has been quantified by the Company and included in the mentioned notes.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the financial statements, mainly the suspension of the original tariff updating regime, affect the Company's economic and financial equation, generating uncertainty as to the future development of its business and the Company's ability to comply with the financial obligations assumed. Management is renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances. Furthermore, the Company is negotiating the contract terms with its main suppliers to adapt them to the new economic and regulatory context in which it operates.

  As explained in Note 9. to the financial statements, the impact of the devaluation of the Argentine peso on the Company's financial debt in foreign currency and the circumstances mentioned in point 5. have resulted in the Company failing to pay principal and interest corresponding to financial obligations as from March 25, 2002, giving rise to an event of default under the terms of the Global Negotiable Obligations Program. As a result of that event of default, once having obtained certain majorities, the financial creditors could require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable. Management is analyzing an overall plan for the restructuring of its financial liabilities with its financial advisors.

  The Company has prepared its projections to determine the recoverable value of its non-current assets, according to its understanding of the outcome of the renegotiation processes mentioned in points 5. and 6. Due to their uncertain outcome, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in points 5. and 6., raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

  Our professional report on the December 31, 2002 financial statements of the Company contained a qualification regarding the departure from professional accounting standards related to the disclosure of the financial debt in default mentioned in point 6. under non-current liabilities, according to its original due dates. During the current year, as mentioned in Note 9, the Company has reclassified the mentioned debt under current liabilities, also modifying the balances as of December 31, 2002, which are disclosed for comparative purposes. Consequently, our opinion on the financial statements dated December 31, 2002 differs from the one duly issued.

  In our opinion, except for the deviations from the enforcement of the professional accounting standards effective in the Autonomous City of Buenos Aires mentioned in point 4. and subject to the effect of possible adjustments and reclassifications on the financial statements that might be required for the resolution of the situations described in points 5., 7. and 8., the financial statements of MetroGAS S.A. present fairly, in all material respects, its financial position at December 31, 2003 and 2002, the results of its operations, the changes in its shareholders' equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

  The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina

March 3, 2004

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

Fiscal years No. 12 and 11 commenced January 1, 2003 and 2002

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company: Until December 1, 2091

By-laws amendments:

Approved by Shareholders' Extraordinary Meeting held on February 3, 1993

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 18, 1994

Approved by Shareholders' Extraordinary Meeting held on June 29, 1994

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 19, 1995

Approved by Shareholders' Extraordinary Meeting held on February 7, 1996

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 29, 2003

Approved by Shareholders' Ordinary, Extraordinary and Special Meeting held on December 10, 2003

Parent company: Gas Argentino S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in capital stock as of December 31, 2003

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of $

Ordinary certified shares of $ 1 par value and 1 vote each:
Class A	290,277
Class B	221,977
Class C	56,917

Capital stock as of December 31, 2003	569,171

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

Changes in Capital Stock
Subscribed, registered and paid-in
Thousands of $
Capital as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A	12
Capital increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A	388,212
Capital increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A	124,306
Capitalization of the adjustment to capital stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A	56,641
Capital stock as of December 31, 2003	569,171

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

MAIN ACCOUNTS	SHAREHOLDERS´ CONTRIBUTIONS CAPITAL STOCK SHARES OUTSTANDING	ADJUSTMENT TO CAPITAL STOCK	LEGAL RESERVE	UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)	TOTAL SHAREHOLDERS´ EQUITY
	Thousands of $				
Modified balance as of December 31, 2002	569,171	684,769	45,376	(513,352)	785,964
Net loss for the year	-	-	-	(10,246)	(10,246)
Balance as of December 31, 2003	569,171	684,769	45,376	(523,598)	775,718
Balance as of December 31, 2001	569,171	684,769	42,388	(30,793)	1,265,535
Balance adjustment at the beginning of the year	-	-	-	(7,604)	(7,604)
Modified balance as of December 31, 2001	569,171	684,769	42,388	(38,397)	1,257,931
Approved by resolution of Shareholders' Meeting held on April 30, 2002: - Transfer to other receivables to be compensated with future earnings	-	-	-	14,955	14,955
Approved by resolution of Board of Directors held on November 6, 2002: - Legal reserve and transfer to other receivables to be compensated with future earnings	-	-	2,988	-	2,988
Net loss for the year	-	-	-	(489,910)	(489,910)
Balance as of December 31, 2002	569,171	684,769	45,376	(513,352)	785,964

Notes 1 to 15 and Exhibits A, B, C, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, The Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions (the "License").

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL CONDITION

Argentina was immersed in a complex economic situation, the main features of which were high external indebtedness, the financial system crisis and an economic recession, which had led, mainly until the end of 2002, to a significant fall in demand for goods and services, a significant rise in unemployment levels and the deterioration of the Government's ability to meet its obligations. This situation resulted in the Argentine Government declaring the suspension of foreign debt service payments at the end of year 2001.

In order to face up to the crisis the country was undergoing, in December 2001 the Government had adopted a number of measures, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The situation described above produced, principally during 2002, a significant and uneven increase in the various economic indicators, i.e., the exchange rate, the wholesale price index (which was used to restate these financial statements) and specific rates applicable to certain goods and services related to the Company's business.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these financial statements and their effect on the economic and financial position of the Company.

Exchange regime

On February 8, 2002, the Government issued Executive Order No. 260/02 providing that after February 11, 2002 all foreign currency exchange transactions, must be affected in a single free exchange market at rates agreed between the parties, and in accordance with Argentine Central Bank regulations.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of $1 per US$1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of December 31, 2003, the financial debt (capital original) of MetroGAS, to be valued as described above, amounted to US$ 44,073 thousand.

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a $1=US$1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account of the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

Based on the above-mentioned events, the recovery of receivables resulting from the deferral of the invoicing of tariff adjustments according to the variation in the US producer price index (PPI) during the years 2000 and 2001 became uncertain. These receivables had been booked based on the Company's prevailing rights arising from the license agreed to with the Government and ratified by an Executive Order, which had guaranteed collection through the adjustment of future tariff (see Note 8.3).

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee"), the members of which were appointed by Executive Order No. 370/02 dated February 22, 2002 and include a consumer representative. The Renegotiation Committee is to provide advice and assistance to the Economy Ministry which was required to submit a renegotiation proposal or termination recommendation to the Government within 120 days of the effective date of Executive Order No. 293/02, for subsequent submission to the competent bicameral committees of Congress.

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative, a copy of the documentation filed by the licensee companies and allows him to participate in the meetings in which technical matters are discussed. The Economy Ministry has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by the concessionaire outside the renegotiation process shall amount to its automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Executive Order No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

For breach of contract cases, the Control Agency shall initiate the related proceedings, and the Renegotiation Committee shall act only where such breach of contract is related to the emergency measures established after the Emergency Law was passed.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the Economy Ministry to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by the utility companies involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

Executive Order No. 1,839, also published on September 17, 2002, is to be effective as from expiration of the period established by Executive Order No. 293/02 and provides a 120-business day extension of the term for the Economy Ministry to submit the proposals for contract renegotiation to the Government.

The Economy Ministry convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Two days before that date, upon request of the Ombudsman of the City of Buenos Aires and certain consumer organizations, a federal trial administrative court issued a preliminary injunction ordering the suspension of the public hearings until they are included in the overall renegotiation process. The Government appealed the preliminary injunction.

While MetroGAS is a participant in the renegotiation process provided for by the Emergency Law, it has exercised the rights granted by section 46 of the Gas Act (Law 24,076) to licensee companies to demand from their control body Ente Nacional Regulador del Gas ("ENARGAS") an emergency extraordinary tariff adjustment on the basis of "objective and justified circumstances" as an interim measure until the emergency period is over. The legal basis for such request is that the Gas Act, which is in full force and effect, contains mechanisms (including public hearings) to justify an adjustment of this nature. ENARGAS summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Such hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

On December 3, 2002, the Government issued Executive Order No. 2,437/02 re-adopting provisional adjustments to gas and electric utility tariffs, which was complemented by a Resolution from ENARGAS.

On December 10, 2002, a judge granted a preliminary injunction requested by the Ombudsman of the City of Buenos Aires ordering suspension of the effects of Executive Order No. 2,437/02 for consumers in Buenos Aires. On December 12, 2002, another preliminary injunction requested by the National Ombudsman was granted in another court ordering the suspension of the above-mentioned Executive Order for all consumers.

On January 24, 2003, the Government issued Executive Order No. 120/03 authorizing the Government provisionally and until the termination of the renegotiation of the public service licenses to revise, adjust or modify public utility tariffs in order to assure users of continued, secure and satisfactory service.

Similarly, on January 30, 2003, the Government issued Executive Order No. 146/03 authorizing a "provisional" tariff increase for gas and electric services effective the date of publication of such Executive Order. Such Executive Order provided for the same percentage increases in tariffs and for the same so-called "social tariffs" as were established by Executive Order No. 2,437/02.

On February 3, 2003 through Resolution No. 62/03, the Ministry of Economy extended the term granted to the Renegotiation Committee for 60 days.

On February 27, 2003 the courts granted the preliminary injunction requested by the National Ombudsman and the Consumer Associations and ordered the suspension of the tariff increase provided for by Executive Order No. 146/03.

In March 2003, MetroGAS requested the Economy Minister, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution ME 20/2002. The Minister of Economy responded MetroGAS' note confirming that the renegotiation process was still in progress.

Before the assumption of the new president, Néstor Kirchner, MetroGAS sent a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The new administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis was set up within the Ministry of Economy and the Ministry of Federal Planning Public Investment and Service. The objective is to advice during the renegotiation process of public utility contracts established by the Emergency Law.

This Unit may sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a general regulatory framework project. The Unit would be headed by an Executive Secretary, appointing Mr. Gustavo Simeonoff through joint resolution No. 118 and 25 of both Ministries, who was until that date coordinator of the Renegotiation Committee, created by Decree No. 293/02.

On October 1, 2003, the Government passed Law 25,790 that extends until December 31, 2004 the deadline of the public utility contracts renegotiation process established by the Emergency Law.

On Novermber 26, 2003, the Unit convened to licensee companies for a meeting in order to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

In mid-February 2004 the Executive Power issued two Executive Orders which provisions could influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 establishes an investment scheme for basic gas infrastructure works and creates the Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enables the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly because distributors will no longer be able to supply them. Furthermore, the Order divides "residential" customers in three categories according to consumption.

As of the date of the issuance of these financial statements it is not possible to predict the final outcome of the renegotiation process nor the implications of these Orders on the Company's business since in order to become effective they have to be further regulated, in this case by energy authorities.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of $ 1 per US$ 1. Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company was a party to a number of such contracts, the most material of which are for the purchase of natural gas and are essential to permit the Company to serve its customers. Although negotiations have begun with gas producers to modify such contracts, it is not possible to predict their outcome. Nevertheless, the application of pass-through methodology would guarantee a tariff increase equal to the increase in costs.

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of $ 1.4 per US$ 1 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the financial statements as of December 31, 2003 as stated in Note 3.2.k).

Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. As from January 1, 2002 and in accordance with generally accepted accounting principles and control body requirements, financial statements should be restated for inflation, considering that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos as of such date.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years/periods ending as from that date should be stated in nominal currency. Consequently, according to Resolution No. 441, issued by National Securities Commission in Argentina ("CNV"), the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003 (see Note 3.1.).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatization process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial debt (see Note 9).

The circumstances above described, have been considered by MetroGAS' management in performing the significant accounting estimates included in these financial statements including those related to the recoverable value of non-current assets. Accordingly, the Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To continue the process in connection with the renegotiation of the License;

  To continue the action plan in order to modify contracts in light of the current situation;

  To undertake a plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible use of tax loss carryfowards arising out of the impact of the emergency on the Company's results; and

  To continue with the plan to restructure all of the Company's financial indebtedness (see Note 9).

The impact of the measures adopted by the Government on the Company's financial statements as of December 31, 2003 has been calculated on the basis of projections and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's financial statements may not reflect all adjustments that could result from these adverse conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these financial statements should take account of the foregoing and the financial statements should be read in light of such uncertainties.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES IN ACCORDANCE WITH GENERAL RESOLUTION No. 368 OF THE CNV

These financial statements were prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") established by the Federation of Professional Councils of Economic Science ("FACPCE") and approved by the Professional Council in Economic Science of the Autonomous City of Buenos Aires ("CPCECABA"), with the modifications established by the CNV. Figures are expressed in thousands of Argentine pesos.

These accounting rules are consistent with those applied in the previous fiscal year.

On December 21, 2001, CPCECABA passed Technical Resolutions No. 16 through 20. These Resolutions and their amendments became effective for fiscal years beginning after July 1, 2002, with the exception of Technical Resolution No. 20, which is effective for fiscal years beginning after January 1, 2003.

Furthermore, in January 2003, through General Resolution No. 434/03, CNV adopted the technical resolutions mentioned above, included some amendments and established its compulsory application for fiscal years beginning after January 1, 2003.

The main modifications introduced by the new Technical Resolutions that have generated significant effects on the Company's financial statements are the following:

  Adoption of an accounting model in which the Company's intention prevails when defining valuation criteria to be used. Within this context, only assets held for sale have been valued at fair value. Furthermore, receivables and payables have been generally recorded at their discounted values.

  Establishment of guidelines for recognizing, measuring and disclosing charges for labor costs.

  Incorporation of new disclosure requirements, including segment information, earnings per share and comparative information to be disclosed.

The following chart summarizes prior years' adjustments resulting from the application of the new accounting standards:

Concept	Effects on unappropiated retained earnings at the beginning of the year	Effect on the net income as of December 31, 2002
	Thousands of $
Valuation of receivables at discounted values	(1,628)	(1,628)
Recognition of liabilities for labor costs	(2,832)	620
Results of exposure to inflation of liabilities for labor costs	-	4,152
Total	(4,460)	3,144

3.1. Recognition of the effects of inflation and compared information

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and in accordance with generally accepted accounting principles and control body requirements, the Company resumed inflation accounting, considering that accounting measurements restated for inflation up to August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos of such latter date.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the above-mentioned index.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years/periods ending after that date should be stated in nominal Argentine pesos. Consequently, according to Resolution No. 441, issued by CNV, the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003. This criterion does not agree with current professional accounting rules, which establish that financial statements must be restated for inflation as of September 30, 2003. Should inflation accounting be applied as of September 30, 2003, net loss for the year would have totalled $ 21.6 million, approximately.

Balances as of December 31, 2002, disclosed in these financial statements for comparative purposes have been expressed in constant pesos as of February 28, 2003. Furthermore, those balances reflect the application of the new accounting standards as described in Note 3.

3.2. Valuation criteria

The preparation of the financial statements in conformity with generally accepted accounting principles requires Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual future results could differ from those estimates.

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash and deposits in banks

Amounts denominated in Argentine pesos without adjustment clauses have been valued at nominal value.

b) Assets and liabilities in foreign currency

Amounts denominated in foreign currency have been valued at nominal value translated at year-end exchange rates, except for:

  Financial debts in foreign currency owed to financial institutions in the Argentine financial system which have been converted into pesos at a rate of $1 per US$1 (as described in Note 2), including accrued interest through the end of the year, if applicable; and

  Accounts payable in foreign currency that are under renegotiation and have been converted into pesos at a rate of $1 per US$1.

c) Investments

Treasury bills ("Patacones") issued by the Province of Buenos Aires and bills issued to cancel Buenos Aires Province obligations ("Lecops") have been valued at face value (see Note 5) as they are used to cancel taxes payable at nominal value.

Government bonds ("BODEN") have been valued at fair market value at the end of each year.

  Trade receivables, other receivables and liabilities

Trade receivables include accrued but unbilled services as of the end of each year. Trade receivables are stated net of the allowance for doubtful accounts, which is based on the Company's estimates of collections.

Trade receivables, other receivables and liabilities are stated at their nominal value including accrued interest at the end of the year, if appropriate. The outstanding balance obtained by applying this criterion does not differ significantly from the accounting valuation obtained by calculating the discounted value of the respective assets and liabilities, using the applicable internal rate of return at inception.

e) Other receivables and liabilities not included in d) above

Other receivables and liabilities not included in d) above have been stated at present value on the basis of the amounts expected to be collected or paid discounted by using the interest rate for savings accounts published by Banco de la Nación Argentina, except for deferred income tax assets and liabilities, which have been stated at nominal value as required by CNV rules. This criterion does not agree with the accounting policies in effect in the Autonomous City of Buenos Aires, which requires these balances to be discounted. If the discount established by Resolution No. 243/01, issued by CPCECABA would be applied, net deferred income tax assets would have decreased by $ 4.9 million, approximately. The present value was calculated by using the interest rate for savings accounts published by Banco de la Nación Argentina in accordance with the Company's projections based on its best estimates.

f) Other receivables in kind

Other receivables in kind have been valued based on the replacement cost at the end of the year of goods or services to be received.

g) Inventories

Materials to be disposed have been valued at their estimated net realizable value.

Warehouse materials are valued at its weighted average price since July 1998 as a result of the change of the accounting system. Those values do not differ significantly from replacement costs at December 31, 2003 and 2002. These are net of the allowance for inventory of obsolescence that is based on estimates made by the Company.

Values obtained, net of the allowance for obsolescence, do not exceed their recoverable values estimated at the end of the year.

h) Fixed assets

The value of fixed assets received at the Takeover Date is based on the aggregate transfer value specified in the Transfer Agreement, which was the equivalent of the shareholders' contributions plus liabilities assumed. This value has been restated for inflation as described in Note 3.1.

On the basis of special work performed by independent experts, the aggregate transfer value mentioned above has been assigned to the transferred assets based on their respective fair values. The Company has determined the remaining useful life of those assets based on the type and current condition of, and the renewal and maintenance programs for, those assets.

Assets acquired or constructed after the Takeover Date are valued at their acquisition cost restated in constant Argentine pesos as described in Note 3.1 except for distribution networks constructed by third parties (several associations and cooperative organizations). As established by ENARGAS, these distribution networks are valued at the amounts equivalent to specific gas cubic meters.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives.

The Company capitalizes the net cost of external financing used to fund construction work in "Fixed assets" until such construction is ready for its intended use. As mentioned in Note 9, capitalized interest during the years ended December 31, 2003 and 2002 amounted to $ 1,222 thousand and $ 3,981 thousand.

During the years ended December 31, 2003 and 2002 the Company capitalized $ 3,156 thousand and $ 5,115 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investment projects to increase the reliability and safety of the system as well as its expansion.

Pipeline gas inventories have been valued at their respective acquisition costs restated for inflation, according to note 3.1.

Warehouse materials have been valued at weighted average price since July 1998 as a result of the change of accounting system.

Aggregate fixed assets value does not exceed its recoverable value.

i) Intangible assets

Intangible assets as of December 31, 2003 represent costs incurred in connection with managerial and financial advisory contracted to develop a comprehensive plan to restructure all of the Company's financial indebtedness. At December 31, 2002, intangible assets consisted of costs incurred in connection with the issuance of debt pursuant to the Company's Global Negotiable Obligations Program and certain projects related to future income generation, which are fully amortized at December 31, 2003.

j) Severance indemnities

Severance indemnities are expensed when paid.

k) Income tax

The Company records income tax using the deferred income tax method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement and their respective tax bases. Deferred tax assets arise principally from income tax loss carryfowards and for the deferrement for income tax purposes of the exchange difference generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system. Deferred tax liabilities arise principally from temporary differences between book values and tax basis of fixed assets and intangible assets, basically for the different amortization criteria and the treatment of certain financial results (interests, exchange difference and restatement for inflation), capitalized in such items.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred tax assets
	Estimated loss carryfoward	Allowances	Financial debt	Others	Valuation allowance	Total
	Thousands of $
Balances as of December 31, 2002	302,590	9,398	42,342	4,614	(156,355)	202,589
Charges to statement of operations	(33,229)	2,367	(10,247)	10,173	(14,277)	(45,213)(*)
Balances as of December 31, 2003	269,361	11,765	32,095	14,787	(170,632)	157,376

Deferred tax liabilities

	Fixed assets	Others	Total
	Thousands of $
Balances as of December 31, 2002	(12,744)	(354)	(13,098)
Charges to statement of operations	318	(2,405)	(2,087)(*)
Balances as of December 31, 2003	(12,426)	(2,759)	(15,185)

(*) The results for exposure to inflation from the deferred assets as of December 31, 2002, generated an income of $1,393 thousand, which is included in financial results.

At December 31, 2003, the Company recorded a deferred tax asset amounting to $269,361 and $302,590 thousand at the end and the beginning of the year, arising from the tax loss carryforwards originated in fiscal year 2002. Such carryforward is available to offset taxable income for future years, expiring in 2007.

The realization of deferred income tax assets, including the above-mentioned tax loss carryfowards, depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the expected reversal of the deferred income tax liabilities; tax planning and taxable income projections based on its best estimates as stated in Note 2 when evaluating the recoverability of such deferred tax assets.

Based on these projections, MetroGAS has recorded a valuation allowance against these deferred tax assets amounting to $ 170,632 thousand and $ 156,355 thousand at the end and the beginning of the year, respectively.

Net deferred tax assets at the end and the beginning of the year according to the information included in the above tables amounted to $142,191 thousand and $ 189,491 thousand, respectively.

The table below shows the reconciliation between the income tax charge included in the statement of operations and the income tax resulting from applying the statutory income tax rate on the pre-tax income (loss) for the year.

	December 31,
	2003	2002
	Thousand of $
Income tax (benefit) expense calculated using the statutory rate over pre-tax income (loss)	(12,482)	240,597
Permanent Differences
Restatement for inflation	(15,663)	112,181
Non deductible expenses	(3,485)	1,086
Valuation allowance on deferred income tax assets	(14,277)	(156,355)
Income tax	(45,907)	197,509

l) Asset tax

Law No. 25,063 established asset tax for the term of ten fiscal years as from the year ended December 31, 1998. This tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate and the fiscal obligation will be the higher of both taxes. However, if the asset tax exceeds the income tax in one fiscal year, the amount in excess would be taken as in advanced payment of the income tax over the asset tax for the following ten years. The Company recorded a credit balance for the asset tax at the end of the year, which is disclosed within "Other receivables", as the Company estimates this amount will be offset against future income tax obligations.

m) Provision for contingencies

The Company recorded an allowance to provide for possible labor and commercial contingencies, as well as various risks that could result in obligations for the Company. To estimate these amounts and the probability of occurrence, the opinion of the Company's legal advisors has been considered. Furthermore, insurance coverage contracted by the Company has also been taken into account. As of the date of issuance of these financial statements, the Company's management believes there are no elements to determine that other contingencies may occur and impact negatively MetroGAS' financial condition.

n) Shareholders' equity accounts

These accounts have been restated in constant Argentine pesos as mentioned in Note 3.1., except for the "Capital stock" account which has been maintained at its original amount. The related adjustment required from January 1, 2002 to February 28, 2003 has been disclosed under "Adjustment to capital stock".

o) Revenue recognition

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

p) Statements of operations accounts

These accounts have been restated in constant Argentine pesos as of February 28, 2003, as follows:

  Accounts reflecting monetary transactions throughout the year (net sales, operating costs, administrative and selling expenses and other losses net) have been restated in February 28, 2003 constant Argentine pesos, by application to the original value the conversion factor corresponding to the month when the transaction occurred.

  Income charges related to non-monetary assets valued at restated cost (depreciation of fixed assets and amortization of intangible assets) have been computed based on the restated amounts of such assets.

  Holding results on inventories which are valued at replacement cost are stated net of the effect of each period's inflation on such inventories and have been disclosed in the Statements of operations in "Financing and holding results from assets".

  Financing results (interest, exchange gains/losses) have been disclosed net of the effect of inflation of the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in "Results from exposure to inflation".

3.3. Basic and diluted Losses per share

Basic and diluted losses per share were calculated on the basis of weighted average shares outstanding at December 31, 2003 and 2002, which amounted to 569,171,208. The Company does not have any outstanding instrument with a potential dilutive effect; consequently both of these ratios are equal.

3.4. Financial instruments

As of December 31, 2003 and 2002, MetroGAS has not used any other financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial instruments for speculative purposes.

3.5 Industry segment information

The Company operates exclusively in the rendering of public natural gas distribution service. The rest of the activities do not qualify as segments to be presented individually under the guidelines of Technical Resolution No. 18 of FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables is as follows:

(*) As of December 31, 2002 it includes financial debt corresponding to Series C Notes (see Note 9).

As of December 31, 2003, investments corresponded to "Patacones", which accrue an annual interest rate of 7% and the Company has recorded these investments at their nominal value as they are used by the Company to cancel taxes payable; "Lecops" which do not accrue interest and "BODEN" which accrued an annual interest rate of 1.35%. Pursuant to the terms of the License, in the case of invoices for services not paid at due date, the Company will be entitled to collect interest on late payment at a rate equivalent to 150% of the 30-day interest rate in local currency, collected by the Banco de la Nación Argentina, as from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified according to what is stated in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (see Notes 2 and 14).

NOTE 6 - TRANSACTIONS AND BALANCES WITH AFFILIATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino and their affiliates. As of December 31, 2003, the shareholders of Gas Argentino are British Gas International B.V. (a wholly owned subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%).

These financial statements include the expenses derived from the following transactions with affiliated companies:

  Direct and indirect gas supply contracts with YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).

  Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

  Fees accrued under the Personnel Supply Agreement with BG Argentina S.A. (member of British Gas holding).

Significant transactions with affiliated companies are as follows:
	December 31,
	2003	2002
	Thousands of $
Gas purchases	85,050	48,024
Technical operator's fees	518	1,459
Contingent Technical operator's fees	3,935	3,895
Manpower supply	-	4,396
Personnel supply	1,089	-
Other income	13	-

The outstanding balances as of December 31, 2003 and 2002 from transactions with affiliated companies are as follows:
	December 31,	December 31,
	2003	2002
	Thousands of $
Current Assets
a) Other receivables
YPF	17	-
BG International Limited	30	-
	47	-

Non Current Assets
b) Other receivables
Gas Argentino	5,407	5,501
	5,407	5,501

Current Liabilities
c) Accounts payable
BG Argentina	103	-
BG International Limited	2,478	3,301
YPF	4,840	3,669
	7,422	6,970

	December 31,	December 31,
	2003	2002
	Thousands of $

Non Current Liabilities
d) Accounts payable
BG International Limited	7,406	3,721
	7,406	3,721

NOTE 7 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The net book value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the net book value of specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of noninterruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company can not assume the debts of Gas Argentino or grant loans to, encumber assets to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the breakdown of the Company's Financial Debt as of December 31, 2003 and 2002, indicating the average interest rates and maturity date for each item:
	December 31,
	2003		2002
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Overdrafts with foreign financial institutions	7.94%-11.26%	02/19/2002-06/14/2002	7.94%-11.26%	02/19/2002-06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the years ended December 31, 2003 and 2002 are as follows:
	December 31,
	2003	2002
	Thousands of $
- Nominal financial cost	106,777	123,635
- Net financial results of other debts	416	(28)
Total interest	107,193	123,607
- Capitalized interest (Note 3.2.h))	(1,222)	(3,981)
Total interest charged to the results of operations	105,971	119,626

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests cancellation date and the maturity date of the Series. Such agreement was cancelled during 2002 as mentioned below.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the above-mentioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002, In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors being treated equitably with respect to the total amount paid.

On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Negotiable Obligations Program an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

In response to MetroGAS' creditors request, that the Company launch a debt restructuring in advance of definitive contractual renegotiations with the Argentine Government, the Company is developing a comprehensive plan to restructure all its financial indebtedness.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval that APE is binding on all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

As it has been over one year since the License re-negotiation process formally started with the Government with no success and due the APE commencement, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current retroactively in its financial statements as of December 31, 2002.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the above-mentioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

NOTE 10 - CAPITAL STOCK

As of December 31, 2003, the Company's capital stock totaled $ 569,171 thousand, all of which is fully subscribed, paid-in and registered.

The most recent capital increase of $ 569,171 thousand was approved by the Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's capital stock, 20% of the Company's capital stock was distributed in an initial public offering as specified below and 10% of the Company's capital stock is held by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (see Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's capital stock it held, represented by 102,506,059 Class B Shares. At the date of these financial statements this capital stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class B Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's capital stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 195 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to capital stock.

The Company's by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 13).

Additionally, the Company is prohibited by the terms of its Series C Notes (see Note 9) from paying dividends during the continuation of an event of default thereunder.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's By-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class A shares (representing 51% of capital stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' capital stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the capital stock represented by Class C shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class C Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's By-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year. (see Note 11).

Participants in the PPP purchased their shares from the Government for $ 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class B shares. The decision to convert Class C Shares to Class B Shares must be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the By-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required to provide its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

As a consequence of the Emergency Law provisions (see Note 2), the Company has begun renegotiations with gas producers. At the date of issuance of these financial statements it is not possible to predict their outcome.

Under different long-term contracts with YPF, Petrobras Energía, Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers of Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs. This is set forth in the table below:

Volumes - Daily averages for the years
	2003	2004	2005	2006	2007

MMCM/d (1)	12.5	15.6	13.6	11.4	9.8
MMCF/d (2)	440.35	549.5	478.6	400.9	344.6

According to the long-term contract provisions, the minimun natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Volumes - Daily averages for the years
	2003	2004	2005	2006	2007

MMCM/d (1)	8.8	11.8	11.0	9.4	8.4
MMCF/d (2)	310.6	416.6	386.8	331.1	295.8
Amount committed/year (3)	162.0	193.0	172.4	143.5	125.8

(1) Millions of cubic meters per day

(2) Millions of cubic feet per day

(3) Millions of dollars. As a consequence of the Emergency Law gas purchased as from January 2002 has been valued at a $ 1= US$ 1 conversion rate. Gas purchased from May 2002 to April 2004 has been valued according to the provisory values used by the ENARGAS to determine the tariffs. Since May 2004 and up to the end of these agreements terms, prices have been considered at a $ 1= US$ 1 conversion rate.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken at December 31, 2003.

As of the date of the issuance of these financial statements, the Company has finished the revision and renegotiation process of gas purchase contracts with two of the principal gas producers: YPF S.A. and the Total Austral/Pan American Energy/Wintershall Energía consortium. On December 16, 2003 agreements were signed. As a consequence of the amendments made to the contracts held with Total Austral/Pan American Energy/Wintershall Energía consortium, take-or-pay liabilities were recalculated for the period January 2002 to December 2003 establishing that there was no obligation related to this concept as of that date. The amounts recorded as of September 30, 2003 which totalled US$ 33 million converted into pesos at a rate of $ 1 per US$ 1, were reversed.

14.2. Gas transportation

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2004 and 2016, with Transportadora de Gas de Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 22.8 MMCM per day, considering the transportation capacity contracted as of December 31, 2003.

The Company is obligated to pay approximately $362,700 thousand for the entire period between 2003 and 2004; $460,420 thousand for the entire period between 2005 and 2007 and $980,350 thousand for the entire period between 2008 and 2016, for firm transportation capacity under such contracts.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period, these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate $1 = US$1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of $ 360 thousand, adjusted by CER (Fixed Management Fee) or, 7% of Company Net Profits (Fee on Profits) provided financial debt restructuring has been achieve,. The agreement establishes that from the fiscal year in which the Fee on Profits may be higher than $ 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the above-mentioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to the Fixed Management Fee of $ 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with affiliated companies related to this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of $ 16,824 thousand. In addition the resolution established a term for the recovery of the above-mentioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of December 31, 2003 and 2002 the financial statements of the Company included a current receivable of $ 3.805 thousand, $ 3.337 thousand and a non-current receivable of $ 2.623 thousand, $ 5.281 thousand, respectively. Interest accrued at December 31, 2003 and 2002 amounts to $ 922 thousand and $ 1.116 thousand, respectively and have been recognized as financial and holding results from assets in the statements of operations for these years.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2 Stamp Tax

On April 4, 2001, the tax authorities of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to $ 48.1 million (including fines and interest).

Additionally, Neuquén asserted that MetroGAS is liable for stamp tax of $ 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of Neuquén informed MetroGAS that it was liable for stamp taxes of $ 14.5 million with respect to Tacit Acceptance Contracts between several gas companies and MetroGAS that were executed after the privatization of Gas del Estado.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The Court upheld the request and instructed Neuquén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of $ 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against Rio Negro with the Supreme Court of Justice of Argentina and obtained an injunction. Consequently, Rio Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the province continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of Gas del Estado.

ENARGAS has notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the Supreme Court of Justice of Argentina, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total y Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of Provincial Decree 786/98. Furthermore, Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS filed the pertinent explanation with the Province of Neuquén and on November 19, 2003 applied for an injunction within the procedure for the declaratory judgement action initiated in November 1999 in relation to the gas contracts.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable.

15.3. Income Tax - bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the Ex-officio ruling that disallowed bad debt deductions on the Company's Income Tax Returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of $ 854 thousand and $ 1,585 thousand, respectively.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than $ 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, executive order 2442/02 was published, replacing Article 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution 1457 of AFIP was published, establishing the amount in $ 1,500.

According to the above mentioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse.

Nevertheless, on September 11, 2003 MetroGAS was notified of a court order issued at the request of the AFIP informing the attachment of certain of MetroGAS' real properties in the City of Buenos Aires for approximately $ 6,9 millions. This circumstance was registered on November 26, 2002 at the corresponding registry. As of December 31, 2003, the total net book value of the attached fixed assets amounted to $ 47,118 thousand.

15.4 Occupancy of public space levy and study, revision and inspection of works in public spaces levy.

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCBA"). Pursuant to such agreement, the Company agreed to pay the GCBA $ 0.5 million per year, to compensate for street work inspection costs.

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been challenged by the public service companies and has not been paid.

From 2000 onwards, the GCBA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCBA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCBA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for $ 5.2 million for 2000.

In addition, on December 2, 2002 the GCBA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of $ 7.65 million relating to the years 2000 and 2001. Subsequently the GCBA claimed unpaid amounts in connection with the study, revision and inspection of works in public spaces levy and the agreement entered into in 1997 for a total amount of $ 0.96 million. MetroGAS filed an administrative appeal against both claims.

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of $ 16.3 million, payable by the Company by May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

On July 11, 2003, the GCBA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of $ 0.08 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim. Furthermore, MetroGAS received new claims for the study, revision and inspection of work in public spaces levy for an amount of $ 0.334 million approximately, corresponding to July, August, September and October 2003, which were challenged at an administrative instance.

On February 27, 2004, the GCBA sent bills claimed the payment of the occupancy of public space levy related to 3rd and 4th quarters of 2003 and 1st quarter of 2004, amounted to $ 1.8 millions, approximately. The Company will file an administrative appeal against Dirección General de Rentas of GCBA.

MetroGAS consistently denies legal validity for the occupancy of public space levy and insists that the amount applicable for the study, revision and inspection of works in public spaces levy should be the one established in the SWA, which the Company paid regularly.

Notwithstanding the above, MetroGAS is continuing the negotiations with the GCBA on these matters.

15.5. Filing for Bankruptcy

Early in October 2003, MetroGAS was served a bankruptcy petition filed by Edelmira Z. Iaccarino de Seoane for US$ 270,000 with the Commercial Court of First Instance No. 26, Clerk's Office No. 51.  MetroGAS answered the notice provided by section 84 of Law 24,522, raised the relevant defenses, requested dismissal of the petition of bankruptcy and deposited the claimed amount with the sole purpose of proving creditworthiness.

In February 2004, MetroGAS was served a new bankruptcy petition filed by Chameris Investments S.A. for Euros 322.000 approximately, with the Commercial Court of First Instance No. 26, Clerk's Office No. 51.  MetroGAS will answer the notice provided by section 84 of Law 24,522, raised the relevant defenses and requested dismissal of the petition of bankruptcy.

15.6. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of December 31, 2003.

Vito Sergio Camporeale
Deputy President

EXHIBIT A

METROGAS S.A.

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE 12-31-03
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR: ANNUAL RATE	FOR THE YEAR: AMOUNT (2)	ACCUMULATED AT END OF YEAR	
	Thousands of $										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,285	-	279	-	75,564	13,338	-	2%	1,834	15,172	60,392
High pressure mains	263,925	-	510	(6)	264,429	105,901	(6)	2.22% to 10%	9,870	115,765	148,664
Medium and low pressure mains	1,456,558	-	27,462	(104)	1,483,916	281,090	(35)	1.19% to 10%	35,174	316,229	1,167,687
Pressure regulating stations	57,076	-	307	-	57,383	21,777	-	4% a 12.5%	2,688	24,465	32,918
Consumption measurement installations	359,115	-	2,083	(2,577)	358,621	68,296	(495)	2.85% to 5%	12,580	80,381	278,240
Other technical installations	46,868	-	62	-	46,930	21,172	-	6.67%	2,911	24,083	22,847
Machinery, equipment and tools	24,837	-	96	(30)	24,903	19,075	(9)	6.67% to 20%	2,124	21,190	3,713
Computer and telecommunications equipment	143,272	-	4,888	(248)	147,912	108,815	(247)	5% to 50%	10,514	119,082	28,830
Vehicles	10,026	-	-	(80)	9,946	8,123	(80)	10% to 20%	694	8,737	1,209
Furniture and fixtures	5,450	-	-	-	5,450	5,013	-	10% to 20%	311	5,324	126
Materials	5,955	2,557	(2,257)	(2,820)	3,435	-	-	-	-	-	3,435
Line Pack	214	-	-	-	214	-	-	-	-	-	214
Work in progress	39,825	12,749	(33,604)	-	18,970	-	-	-	-	-	18,970
Advances to fixed assets suppliers	586	100	(103)	(583)	-	-	-	-	-	-	-
Subtotal	2,506,493	15,406	(277)	(6,448)	2,515,174	652,600	(872)	-	78,700	730,428	1,784,746
Distribution network extensions constructed by third parties	50,398	-	759	-	51,157	5,560	-	1.82% to 2.38%	977	6,537	44,620
Offsetting item for distribution network extensions	(843)	-	(482)	-	(1,325)	(21)	-	2% to 2.38%	(24)	(45)	(1,280)
Allowance for obsolescence of materials (Exhibit E)	(476)	(265)	-	-	(741)	-	-	-	-	-	(741)
Total as of December 31, 2003	2,555,572	15,141	-	(6,448)	2,564,265	658,139	(872)	-	79,653	736,920	1,827,345
Total as of December 31, 2002	2,581,770	24,008	-	(50,206)	2,555,572	582,002	(2,151)	-	78,288	658,139	1,897,433

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

Vito Sergio Camporeale
Deputy President

EXHIBIT C

METROGAS S.A.

INVESTMENTS

ISSUER	TYPE OF SECURITY	FACE VALUE	QUANTITY	LISTED PRICE AS OF DECEMBER 31, 2003	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF DECEMBER 31, 2003	BOOK VALUE AS OF DECEMBER 31, 2002
			Thousands		Thousands of $		
CURRENT INVESTMENTS							
Government Securities							
Treasury bills - Patacones	-	1	5	-	5	5	1,351
Treasury bills - Lecop	-	1	38	-	38	38	303
National Government bonds (BODEN 2012)	-	1.4	21	1.82	39	39	22
Total					82	82	1,676

Vito Sergio Camporeale
Deputy President

EXHIBIT E

METROGAS S.A.

ALLOWANCES

MAIN ACCOUNT	December 31, 2003					December 31, 2002
	AT BEGINNING OF YEAR	INCREASE	RESULTS OF EXPOSURE TO INFLATION	DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of $					
Deducted from assets						
For doubtful accounts	60,341	6,187	(447)	-	66,081	60,341
For obsolescence of materials						
Inventories	458	136	(1)	-	593	458
Fixed assets	476	265	-	-	741	476
Valuation allowance on deferred income tax assets	156,355	15,424	(1,147)	-	170,632	156,355
Total	217,630	22,012	(1,595)	-	238,047	217,630
Included in the liabilities						
Contingencies reserve	716	1,677	(5)	(1)	2,387	716
Total	716	1,677	(5)	(1)	2,387	716

Vito Sergio Camporeale
Deputy President

EXHIBIT F

METROGAS S.A.

OPERATING COST

MAIN ACCOUNT	December 31, 2003	December 31, 2002
Stock at the beginning of the year		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Plus		
Purchases		
Gas for distribution	199,340	199,977
Gas for processing	665	6,861
	200,005	206,838
Transportation for customers	193,357	253,208
Transportation for gas processing	2,203	2,986
	195,560	256,194
Operating Costs (Exhibit H)		
Gas sales	109,875	111,670
Processed Natural Gas	1,292	435
	111,167	112,105
Less		
Stock at the end of the year		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Operating Cost	506,732	575,137
Natural Gas	502,572	564,855
Processed Natural Gas	4,160	10,282

Vito Sergio Camporeale

Deputy President

METROGAS S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION No. 368/01 ISSUED BY THE COMISION NACIONAL DE VALORES

Significant accounting policies

The information contained in this Summary of Activity Report has been prepared in accordance with Resolution No. 368/01 issued by the CNV and should be read together with the attached financial statements as of December 31, 2003 and 2002, which have been prepared in accordance with Argentine GAAP.

On December 21, 2001, CPCECABA passed Technical Resolutions No. 16 through 20. These Resolutions and their amendments became effective for fiscal years beginning after July 1, 2002, with the exception of Technical Resolution No. 20, which was effective for fiscal years beginning after January 1, 2003.

Furthermore, in January 2003, through General Resolution No. 434/03, CNV adopted the technical resolutions mentioned above, included some amendments and established its compulsory application for fiscal years beginning after January 1, 2003.

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and in accordance with generally accepted accounting principles and control body requirements, the Company resumed inflation accounting, considering that accounting measurements restated for inflation up to August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos of such latter date.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the above-mentioned index.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years ending after that date should be stated in nominal Argentine pesos. Consequently, according to Resolution No. 441, issued by CNV, the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003. This criterion does not agree with current professional accounting rules, which establish that financial statements must be restated for inflation as of September 30, 2003. Should inflation accounting be applied as of September 30, 2003, net loss for the year would have totalled $ 21.6 million, approximately.

Balances as of December 31, 2002, disclosed in these financial statements for comparative purposes have been expressed in constant pesos as of February 28, 2003. Furthermore, those balances reflect the application of the new accounting standards as describe in Note 3.

The Argentine Economic Scenario and its impact on the Company

As from the date the Emergency Law and subsequent decrees were passed, the Company's activity has been significantly affected. As describes in Note 2 to the financial statements, the Company's management is currently defining and implementing an action plan in order to reverse the severe impact of the scenario on the Company's results of operations. Note 2 to these financial statements describes the economic scenario, the impacts of the Emergency Law and subsequent decrees on the Company and the uncertainties caused on the Company's future results.

General

The Company's sales and costs have decreased during the year ended December 31, 2003 with respect to the previous year mainly due to the restatement for inflation of 2002 figures.

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (from May to September), due to the larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On September 30, 1997 ENARGAS issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Factor. Under the tariff tables effective between July 1, 1998 and July 1, 2001, the "K" Factor was applied to residential, small and medium-sized commercial and industrial consumers (general P and general G), sub-distributors and natural compressed gas tariffs. As of December 31, 2003 the accumulated "K" Factor included in tariffs amounted to an average rate of 3.1% for each customer category.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved the tariff table without including the US PPI adjustment applicable as from January 1, 2002. Consequently, MetroGAS has filed an administrative action that as of the date of issuance of these financial statements is pending resolution.

Subsequently, ENARGAS approved temporarily and for the period from May 1 to June 30, 2002, the tariffs expressed in pesos. The tariffs approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, 2002 and finally ratified them as from August 1, 2002. As of the date of issuance of these financial statements these tariffs are in force.

Analysis of Operations for the years ended December 31, 2003 and 2002

The year ended December 31, 2003 was characterized by an increase in volumes of gas delivered to power plants due to a higher electric demand and lower hydroelectric generation; an increase in the industrial activity due to the economic recovery which resulted in an increase in the volumes of gas delivered to industrial, commercial and governmental customers and an increase in volumes of gas delivered to CNG due to an increase in the number of CNG-converted vehicles.

The Company's net sales during the year ended December 31, 2003 decreased by 12.9% and operating costs decreased by 11.9% compared to the previous year, resulting in a $ 28,122 thousand reduction in gross profit, decreasing to $ 144,753 thousand during the year 2003 compared to $ 172,875 thousand during the previous year. An operating income of $ 29,972 thousand was recorded in 2003 compared to an operating loss of $ 3,146 thousand recorded in the previous year.

The Company's net loss for the year ended December 31, 2003 amounted to $ 10,246 thousand compared to a net loss of $ 489,910 thousand for the previous year. This variation is mainly due to the gain recorded during 2003 resulting from the exchange differences, generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system due to the strengthening of the Peso against the U.S. Dollar, compared to the loss recorded during the previous year due to the weakening of the Peso against the U.S. Dollar and the restatement for inflation of such loss.

Operating results and financial condition

Net sales

For comparative purposes balances as of December 31, 2002 have been restated for inflation as of February 28, 2003 using the IPIM. This restatement is the principal cause of the decrease in net sales during 2003 compared to 2002.

Total net sales decreased by 12.9% during the year ended December 31, 2003, amounting to $ 651,485 thousand compared to $ 748,012 thousand in 2002. This reduction was mainly due to the restatement for inflation of net sales for the year ended December 31, 2002. This reduction was partially offset by an increase in net sales, before the restatement for inflation, attributable to higher sales to industrial, commercial and governmental customers, compressed natural gas ("CNG"), power plants and residential customers.

Sales volume to residential customers during the year ended December 31, 2003 increased by 2.3% compared to the previous year, due to lower temperatures registered during 2003. Net sales to residential customers decreased by 15.4% from $ 454,281 thousand during the year ended December 31, 2002 to $ 384,463 thousand in 2003. The reduction recorded in net sales was mainly due to the restatement for inflation of net sales for the year ended December 31, 2002.

Volumes delivered to power plants increased by 33.3% during 2003 compared to the previous year. This increase in volumes was mainly due to the increase in the electricity demand and lower hydroelectric generation, which affected power plants gas consumption during the year 2003 compared to the previous year. Nevertheless, net sales of gas and transportation and distribution services to these customers decreased by 7.1% compared to the previous year due to the restatement for inflation of net sales for the year ended December 31, 2002. It is worth mentioning that the increase in net sales to these customers, before the restatement for inflation, was 22.8%, compared with the previous year.

As a result of the economic recovery generated by the exchange rate variation, volumes of gas delivered to industrial, commercial and governmental customers increased by 10.4% during the year ended December 31, 2003 compared to the previous year. Nevertheless, net gas sales and transportation and distribution services to these customers decreased by 9.5% during 2003 compared to the previous year. This is mainly due to the restatement for inflation of net sales to these customers for the year ended December 31, 2002. The increase in net sales to these customers, before the restatement for inflation, was 10.6% compared to the previous year.

Volumes of CNG delivered during the year 2003 increased by 20.9% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of the repeated increases in the prices of competing fuels. Nevertheless, net sales of CNG decreased by 2.4% during 2003 compared to the previous year, mainly due to the restatement for inflation in net sales to CNG customers for the ended December 31, 2002. The increase in net sales to CNG customers, before the restatement for inflation, was 20.1% compared to the previous year.

Net sales and volumes available for processing during 2003 decreased by 34.8% and 41.1%, respectively, compared to 2002 due to the increase in the demand of residential, industrial, commercial and governmental customers and CNG.

The following table shows the Company's net sales by customer category for the years ended December 31, 2003 and 2002, in thousands of pesos:
	For the year ended December 31, 2003	% of Net Sales	For the year ended December 31, 2002	% of Net Sales
Gas sales:
Residential	384,463	59.0	454,281	60.7
Power Plants	4,722	0.7	-	-
Industrial, Commercial and Governmental	112,239	17.2	124,804	16.7
Compressed Natural Gas	66,282	10.2	67,896	9.1
Subtotal	567,706	87.1	646,981	86.5
Transportation and Distribution Services
- Power plants	48,708	7.5	57,518	7.7
- Industrial, Commercial and Governmental	22,077	3.4	23,588	3.1
Subtotal	70,785	10.9	81,106	10.8
Processed Natural Gas	12,994	2.0	19,925	2.7
Net sales	651,485	100.0	748,012	100.0

The following table shows the Company's natural gas sales and transportation and distribution services volume by customer category for the years ended December 31, 2003 and 2002, in millions of cubic meters:
	For the year ended December 31, 2003	% of Volume of Gas Delivered	For the year ended December 31, 2002	% of Volume of Gas Delivered
Gas sales:
Residential	1,771.0	26.6	1,730.6	30.1
Power Plants	69.0	1.0	-	-
Industrial, Commercial and Governmental	824.8	12.4	749.3	13.0
Compressed Natural Gas	637.0	9.6	527.0	9.1
Subtotal	3,301.8	49.6	3,006.9	52.2
Transportation and Distribution Services
- Power plants	2,724.1	41.0	2,095.4	36.4
- Industrial, Commercial and Governmental	514.3	7.7	463.5	8.1
Subtotal	3,238.4	48.7	2,558.9	44.5
Processed Natural Gas	112.0	1.7	190.0	3.3
Total volume of gas delivered	6,652.2	100.0	5,755.8	100.0

Operating Costs

Operating costs totaled $ 506,732 thousand during the year ended December 31, 2003, representing a 11.9% decrease compared to $ 575,137 thousand recorded in the previous year. Operating costs for the year 2002 have been restated for inflation for comparative purposes in constant pesos as of February 28, 2003 using the IPIM, which exceeded significantly the nominal increase of these costs during the year 2003. Additionally, transportation tariffs were pesified and frozen by the Emergency Law and, as a result, no increases have been experienced in such tariffs which are subject to renegotiation between the transportation companies and the National Government. Furthermore, costs of gas purchased have remained stable due to the fact that they are under renegotiation. MetroGAS cannot estimate the final outcome of these renegotiations and its possible impact on the Company's cost structure.

During the year ended December 2003, 3,866.7 million of cubic meters were acquired representing an increase of 7.8% with respect to the gas volumes purchased in 2002. This increase is mainly due to the increase in volumes delivered to CNG customers, power plants and industrial, commercial and governmental. During 2003 gas costs decreased by 3.3% mainly due to the restatement for inflation of gas purchase costs during the year 2002, although gas costs before the restatement for inflation increased by 13.4% mainly due to the increase in volumes acquired and as a consequence of higher average price originated in changes in the mix basins, which resulted in a higher participation of the Neuquén basin, the one with the higher cost.

Gas transportation costs decreased 23.7% from $256,194 thousand during the year ended December 31, 2002 to $195,560 thousand during the year 2003, mainly due to the restatement for inflation of transportation costs for the year 2002 using the IPIM as of February 28, 2003. Whereas, as mentioned previously, gas carrying tariffs have not risen since January 2002, with the introduction of the Emergency Law.

Payroll and social security contributions payable decreased by 14,2% to $ 17,505 thousand during the year 2003 from $ 20,406 thousand during the year 2002, mainly due to the restatement for inflation of payroll and social security contributions recorded for the year 2002 using the IPIM as of February 28, 2003.

Fixed assets depreciation increased by 3,9% to $ 66,960 thousand during 2003 from $ 64,468 during 2002, mainly due to the restatement of fixed assets using the IPIM and to the transfer of work in progress to definitive fixed assets, which began to be depreciated during the current year.

During the years ended December 31, 2003 and 2002, the Company capitalized $ 3,156 thousand and $ 5,115 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets. The decrease was mainly due to the restatement for inflation of capitalized operating costs as of December 31, 2002 using the IPIM.

The following chart shows the Company's operating costs by type of expense for the years ended December 31, 2003 and 2002, in thousands of pesos:
	For the year ended December 31, 2003	% of Total Operating Expenses	For the year ended December 31, 2002	% of Total Operating Expenses

Gas purchases	200,005	39.5	206,838	36.0
Gas transportation	195,560	38.6	256,194	44.5
Depreciation of Fixed Assets	66,960	13.2	64,468	11.2
Payroll and social contributions	17,505	3.4	20,406	3.5
Operations and maintenance	7,200	1.4	7,403	1.3
Technical operator's fee	4,453	0.9	5,353	0.9
Sundry Materials	2,011	0.4	2,168	0.4
Fees for sundry services	1,597	0.3	1,992	0.3
Other operating costs	14,597	2.9	15,430	2.7
Capitalization of Operating Costs in Fixed Assets	(3,156)	(0.6)	(5,115)	(0.8)
Total	506,732	100.0	575,137	100.0

Administrative Expenses

Administrative expenses decreased by 31.1% from $86,304 thousand during the year ended December 31, 2002 to $ 59,481 thousand in the year 2003. This decrease is mainly due to the restatement for inflation of administrative expenses for the year 2002 as well as the decrease in certain provisions, the decrease in payroll and social contributions derived from a reduction in the number of employees, a decrease in intangibles assets amortization and a decrease in taxes, rates and contributions expenses, partially offset by higher insurance premiums due to an increase in the insurance policies.

Selling Expenses

Selling expenses decreased by 38.4% from $ 89,717 thousand during the year ended December 31, 2002 to $ 55,300 thousand in the year 2003. This decrease was mainly due to the restatement for inflation of selling expenses for the year 2002 using the IPIM as well as the reduction in the allowance for doubtful accounts based on the Company's estimates of collections compared to the year 2002.

Financing and Holding Results

Net financing and holding results for the year ended December 31, 2003 amounted to a gain of $ 7,075 thousand compared to a loss of $ 685,600 thousand in the previous year.

This variation is mainly due to the gain recorded in the year 2003 resulting from the exchange difference generated by foreign-currency denominated financial debt with institutions outside the Argentine financial system resulting from the strengthening of the Peso against the U.S. Dollar, compared to the loss recorded in the previous year due to the weakening of the Peso against the U.S. Dollar and the restatement for inflation of such loss.

Other (Expenses) Income net

Other expenses net, for the year ended December 31, 2003 amounted a loss of $ 1,386 thousand compared to a gain of $ 1,327 thousand recorded in the previous year, principally due to the loss generated by sale materials.

Income Tax

During the year ended December 31, 2003, the Company recorded a loss of $ 45,907 thousand compared to a gain of $ 197,509 thousand for the previous year. This variation is due to the income tax loss carryfoward and other deferred income tax assets recorded during 2002. These deferred income tax assets were mainly generated by the exchange losses, which are deductible for income tax purposes in accordance with the Emergency Law (see Note 2 to these financial statements). The income tax expense recorded during the year 2003 was mainly originated by the decrease in the exchange rate and the operating income recorded during such year.

Net cash provided by operating activities

Net cash provided by operating activities amounted to $ 165,121 thousand during the year ended December 31, 2003 and to $ 40,561 thousand during the previous year. This increase is mainly due to the suspension of interest payments related to the financial debt, the increase in accounts payable, the lower increase in trade receivables compared to the year 2002 due to higher collections and lower bad debt level and the decrease in income tax payable.

Net cash used in investing activities

Net cash used in investing activities totaled $ 14,184 thousand during the year ended December 31, 2003 compared to $ 20,208 thousand used during the previous year, representing a decrease in the investment level.

Net cash provided by financing activities

During the year ended December 31, 2002 the Company made an early termination of the euro-currency swap (see Note 9 to these financial statements), the funds obtained amounted to $51,695 thousand. As a consequence of the impacts of the Emergency Law and its decrees in the Argentine financial system an in the Company financial situation, financing activities did not generate movements in funds during the year ended December 31, 2003 (see Note 2 to these financial statements).

Liquidity and capital resources

Financing

As of December 31, 2003, the total indebtedness of the Company was $ 1,423,930 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests cancellation date and the maturity date of the Series. Such agreement was cancelled during 2002 as mentioned below.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the above-mentioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002, In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors being treated equitably with respect to the total amount paid.

On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Negotiable Obligations Program an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

In response to MetroGAS' creditors request, that the Company launch a debt restructuring in advance of definitive contractual renegotiations with the Argentine Government, the Company is developing a comprehensive plan to restructure all its financial indebtedness.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval that APE is binding on all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

As it has been over one year since the License re-negotiation process formally started with the Government with no success and due the APE commencement, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current retroactively in its financial statements as of December 31, 2002.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the above-mentioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

Capitalization

The Company's total capitalization at December 31, 2003 amounted to $ 2,199,648 thousand, consisting of $ 1,423,930 thousand short-term debt and shareholders' equity of $ 775,718 thousand.

Comparative Balance Sheet

In order to appraise the development of the Company's activities, the table below sets forth comparative balance sheet information from the Company's financial statements as of December 31, 2003, 2002, 2001, 2000 and 1999, in constant Argentine pesos as of February 28, 2003.
	12.31.03	12.31.02	12.31.01	12.31.00	12.31.99
	Balance Sheet
	Thousands of $
Current Assets	322,519	221,090	365,197	313,266	339,672
Non-current Assets	2,007,439	2,110,840	2,030,775	1,996,522	1,975,154
Total Assets	2,329,958	2,331,930	2,395,972	2,309,788	2,314,826

Current Liabilities	1,546,834	1,542,245	611,363	557,745	814,599
Non-current Liabilities	7,406	3,721	522,551	450,426	210,137
Total Liabilities	1,554,240	1,545,966	1,133,914	1,008,171	1,024,736
Shareholders' Equity	775,718	785,964	1,262,058	1,301,617	1,290,090
Total	2,329,958	2,331,930	2,395,972	2,309,788	2,314,826

Comparative Results of Operations

The table below contains a summary of the statements of operations for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, in constant Argentine pesos as of February 28, 2003.

12.31.03		12.31.02	12.31.01	12.31.00	12.31.99
Thousands of $

Gross Profit	144,753	172,875	452,704	476,687	433,969
Administrative and Selling Expenses	(114,781)	(176,021)	(224,509)	(248,665)	(230,087)
Operating Income (Loss)	29,972	(3,146)	228,195	228,022	203,882
Financial Results	7,075	(685,600)	(56,697)	(54,075)	(57,197)
Other (Expenses) Income, net	(1,386)	1,327	(1,516)	1,036	(132)
Income (Loss) Before Taxes	35,661	(687,419)	169,982	174,983	146,553
(Expense) Income Tax Benefit	(45,907)	197,509	(61,523)	(63,139)	(53,051)
Net (Loss) Income	(10,246)	(489,910)	108,459	111,844	93,502

Comparative Statistical Data

The table below shows a summary of operating data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999.
	12.31.03	12.31.02	12.31.01	12.31.00	12.31.99
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	3,866,739	3,586,212	3,803,240	5,240,731	5,928,176
Gas contracted by third parties	3,587,942	2,854,905	3,193,506	2,664,282	1,230,146
	7,454,681	6,441,117	6,996,746	7,905,013	7,158,322
Volume of gas withheld:
- Transportation	(499,486)	(447,558)	(490,597)	(506,587)	(417,990)
- Loss in distribution	(299,931)	(224,777)	(187,977)	(232,366)	(208,440)
- Transportation and processing gas production	(3,000)	(13,000)	(6,539)	(17,035)	(20,840)
Volume of gas delivered	6,652,264	5,755,782	6,311,633	7,149,025	6,511,052

Comparative ratios

The table below contains certain financial ratios as of December 31, 2003, 2002, 2001, 2000 and 1999.
	12.31.03	12.31.02	12.31.01	12.31.00	12.31.99

Liquidity	0.21	0.14	0.60	0.56	0.42
Solvency	0.50	0.51	1.11	1.29	1.26
Immobilization	0.86	0.91	0.85	0.86	0.85

Profitability (0.01) (0.48) 0.08 0.09 0.07

Other information

The table below contains information regarding the price per share of the Company's Common Shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		$	US$
Closing price		1.30	13.00
December	1994	1.03	10.12
December	1995	0.98	9.75
December	1996	0.94	9.38
December	1997	0.77	7.75
March	1998	0.93	9.25
June	1998	0.90	8.81
September	1998	0.80	7.88
December	1998	0.85	8.13
March	1999	0.79	8.00
June	1999	0.88	8.44
September	1999	0.93	9.25
December	1999	0.89	8.75
March	2000	0.91	8.63
June	2000	0.88	8.75
September	2000	0.91	9.25
December	2000	0.84	8.06
March	2001	0.79	8.00
June	2001	0.69	6.80
September	2001	0.58	6.30
December	2001	0.68	6.50
March	2002	0.75	3.30
June	2002	0.57	1.30
September	2002	0.35	0.97
December	2002	0.55	1.43
January	2003	0.80	2.45
February	2003	0.75	2.35
March	2003	0.69	2.40
April	2003	0.90	3.20
May	2003	0.93	3.45
June	2003	1.05	3.82
July	2003	0.97	3.21
August	2003	0.95	3.15
September	2003	1.04	3.38
October	2003	1.08	3.83
November	2003	1.43	4.90
December	2003	1.98	6.44

(1) Prices on the last business day of the month.

Outlook of MetroGAS

Based on the economic situation and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will concentrate its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License, MetroGAS will define its future strategy.

Autonomous City of Buenos Aires, March 3, 2004

Vito Sergio Camporeale
Deputy President